# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FATE THERAPEUTICS INC, CIK 0001434316
CUSIP: 31189P102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 12278 Scripps Summit Drive, San Diego, California (CA), 92131
Date of event which requires filing of this statement: 04/20/2026
Amends the filing with accession number 0001144204-18-041503
Filed by CIK 0001425738
Persons authorized to receive notices and communications: Josh Garcia, Redmile Group, LLC, 900 Larkspur Landing Circle, Suite 270, Larkspur, California (CA), 94939, (415) 489-9980

## Reporting persons
- Redmile Group, LLC (CIK 0001425738): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,229,078; sole dispositive power 0; shared dispositive power 18,229,078; aggregate amount beneficially owned 18,229,078 (14.9% of the class)
  Comment: (1) The source of funds was working capital of certain private investment funds managed by Redmile Group, LLC (the "Redmile Funds"), including RedCo II Offshore SPV LLC ("RedCo II SPV").
  
  (2) The information in Item 5(a) relating to the shares of common stock, $0.001 par value per share, of the Issuer (the "Common Stock") that are or may be deemed beneficially owned by Redmile Group, LLC ("Redmile") is incorporated by reference herein.
  
  (3) Percent of class calculated based on: (a) 116,263,459 shares of Common Stock outstanding on February 19, 2026, as disclosed in the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on February 26, 2026 (the "Form 10-K"), plus (b) 152,227 shares of Common Stock issuable upon the exercise of the Options (as defined in Item 5(a) below), plus (c) 5,192,574 shares of Common Stock issuable upon either the exercise of the Pre-Funded Warrants held by the Redmile Funds, or the conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by the Redmile Funds, which due to the Warrant Beneficial Ownership Limitation and the Preferred Beneficial Ownership Limitation, as applicable (each as described in Item 5(a) below), is the maximum number of shares that could be issued upon exercise of the Pre-Funded Warrants or conversion of the Class A Preferred Stock.
- Jeremy C. Green (CIK 0001650527): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 18,229,078; sole dispositive power 0; shared dispositive power 18,229,078; aggregate amount beneficially owned 18,229,078 (14.9% of the class)
  Comment: (1) The source of funds was working capital of the Redmile Funds, including RedCo II SPV.
  
  (2) The information in Item 5(a) relating to the shares of Common Stock that are or may be deemed beneficially owned by Jeremy Green is incorporated by reference herein.
  
  (3) Percent of class calculated based on: (a) 116,263,459 shares of Common Stock outstanding on February 19, 2026, as disclosed in the Issuer's Form 10-K, plus (b) 152,227 shares of Common Stock issuable upon the exercise of the Options (as defined in Item 5(a) below), plus (c) 5,192,574 shares of Common Stock issuable upon either the exercise of the Pre-Funded Warrants held by the Redmile Funds, or the conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by the Redmile Funds, which due to the Warrant Beneficial Ownership Limitation and the Preferred Beneficial Ownership Limitation, as applicable (each as described in Item 5(a) below), is the maximum number of shares that could be issued upon exercise of the Pre-Funded Warrants or conversion of the Class A Preferred Stock.
- RedCo II Offshore SPV LLC (CIK 0002129575): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 10,144,307; sole dispositive power 0; shared dispositive power 10,144,307; aggregate amount beneficially owned 10,144,307 (8.5% of the class)
  Comment: (1) The information in Item 5(a) relating to the shares of Common Stock that are or may be deemed beneficially owned by RedCo II SPV is incorporated by reference herein.
  
  (2) Percent of class calculated based on: (a) 116,263,459 shares of Common Stock outstanding on February 19, 2026, as disclosed in the Issuer's Form 10-K, plus (b) 2,778,091 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants held by RedCo II SPV, plus (c) 609,655 shares of Common Stock issuable upon the conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by RedCo II SPV.
- RedCo II Master Fund, L.P. (CIK 0001921783): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Following the internal reorganization among certain Redmile Funds described in Item 3 below, RedCo II Master Fund, L.P. beneficially owned no shares of the Issuer's Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: FATE THERAPEUTICS INC
Address of issuer's principal executive offices: 12278 Scripps Summit Drive, San Diego, California (CA), 92131

## Item 2. Identity and Background
Name of person filing:
This amendment No. 10 to Schedule 13D (this "Amendment No. 10") amends and supplements the Schedule 13D filed with the SEC on August 2, 2018, as previously amended and supplemented by amendment No. 1 to the Schedule 13D filed with the SEC on September 27, 2018, amendment No. 2 to the Schedule 13D filed with the SEC on September 17, 2019, amendment No. 3 to the Schedule 13D filed with the SEC on June 18, 2020, amendment No. 4 to the Schedule 13D filed with the SEC on January 12, 2021, amendment No. 5 to the Schedule 13D filed with the SEC on April 19, 2023, amendment No. 6 to the Schedule 13D filed with the SEC on December 26, 2023, amendment No. 7 to the Schedule 13D filed with the SEC on March 25, 2024, amendment No. 8 to the Schedule 13D filed with the SEC on December 26, 2024 and amendment No. 9 to the Schedule 13D filed with the SEC on July 3, 2025 (collectively, the "Prior Schedule 13D"), by Redmile Group, LLC, a Delaware limited liability company ("Redmile"), Jeremy C. Green, a citizen of the United Kingdom, and, from amendment No. 5 until this Amendment No. 10, RedCo II Master Fund, L.P., a Cayman Island exempted limited partnership, in each case, relating to the common stock, $0.001 par value per share (the "Common Stock"), of Fate Therapeutics, Inc., a Delaware corporation (the "Issuer").

Capitalized terms used but not defined in this Amendment No. 10 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 10, the Prior Schedule 13D is unchanged.
Residence or business address:
Item 2(b) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939

Jeremy C. Green:
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

RedCo II Offshore SPV LLC:
c/o Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939

RedCo II Master Fund, L.P.:
c/o Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939
Present principal occupation or employment:
Item 2(c) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

Redmile Group, LLC: investment manager/adviser to certain private investment vehicles
Jeremy C. Green: managing member of Redmile
RedCo II Offshore SPV LLC: private investment fund
RedCo II Master Fund, L.P.: private investment fund
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom
RedCo II Offshore SPV LLC: Cayman Islands
RedCo II Master Fund, L.P.: Cayman Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of Item 3:

On April 20, 2026, in connection with an internal reorganization of RedCo II Master Fund, L.P. ("RedCo II Master"), a private investment vehicle managed by Redmile Group, LLC ("Redmile"), Redco II Master contributed all of its securities of the Issuer pro rata and in kind, for no consideration, to its two wholly-owned subsidiaries (collectively, the "SPVs"), including RedCo II Offshore SPV LLC ("RedCo II SPV"), which are also managed by Redmile. The securities consisted of: (a) 8,977,624 shares of Common Stock, par value $0.001 per share (the "Common Stock"), (b) Pre-Funded Warrants to purchase 3,691,324 shares of Common Stock, (c) 162,013 shares of Class A Preferred Stock (which, based on the one-for-five conversion ratio, are convertible into 609,655 shares of Common Stock), and (d) notional shares of cash-settled swaps representing the economic equivalent of 266,280 shares of the Common Stock. As a result of the internal reorganization, (i) RedCo II Master ceased to have voting or dispositive power over any of the Issuer's securities and, therefore, is no longer a beneficial owner of more than 5% of the Issuer's Common Stock and will be dissolved, and (ii) RedCo II SPV became a beneficial owner of more than 5% of the Common Stock. Accordingly, this Amendment No. 10 serves as an exit filing for RedCo II Master and as an initial filing for RedCo II SPV. The internal reorganization resulted in no change in the aggregate beneficial ownership of Redmile or Mr. Green.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons includes the following: (i) 353,233 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (ii) 146,127 shares of Common Stock held by Redmile Strategic Trading Sub, Ltd., (iii) 1,253,227 shares of Common Stock held by Redmile Strategic Long Only Trading Sub, Ltd., (iv) 6,756,561 shares of Common Stock held by RedCo II Offshore SPV LLC, (v) 2,221,063 shares of Common Stock held by RedCo II Onshore SPV LLC, (vi) 1,931,216 shares of Common Stock held by Redmile Biopharma Investments I, L.P., (vii) 107,103 shares of Common Stock held by RedCo I, L.P., and (viii) 104,416 shares of Common Stock held by RM Special Holdings 8, LLC. Redmile is the investment manager/adviser to each of the Redmile Funds and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

The Reporting Persons may also be deemed to beneficially own: (i) 11,331 shares of Common Stock pursuant to certain restricted stock units that have vested or will vest within 60 days of the date of this filing, and (ii) 152,227 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing (the "Options"). The restricted stock units and Options were granted to Michael S. Lee, a managing director of Redmile, in connection with his service as a member of the Board of Directors of the Issuer. Pursuant to the policies of Redmile, Mr. Lee holds the restricted stock units and Options as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the restricted stock units and Options to Redmile. Redmile and Mr. Green each disclaim beneficial ownership of the restricted stock units and Options, except to the extent of its or his pecuniary interest in the shares subject to such restricted stock units and Options, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

Subject to the Preferred Beneficial Ownership Blocker (as defined below), the Reporting Persons may also be deemed to beneficially own shares of Common Stock issuable upon conversion of the following: (i) 194,884 shares of the Issuer's Class A Preferred Stock held by Redmile Capital Fund, LP, (ii) 176,110 shares of Class A Preferred Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 1,687,110 shares of Class A Preferred Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 162,426 shares of Class A Preferred Stock held by Redmile Strategic Trading Sub, Ltd., (v) 342,422 shares of Class A Preferred Stock held by Redmile Biopharma Investments I, L.P., (vi) 121,931 shares of Class A Preferred Stock held by RedCo II Offshore SPV LLC, (vii) 40,082 shares of Class A Preferred Stock held by RedCo II Onshore SPV LLC, and (viii) 30,121 shares of Class A Preferred Stock held by RM Special Holdings 8, LLC. The Class A Preferred Stock is convertible into shares of Common Stock on a one-for-five basis. Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Class A Convertible Preferred Stock (as amended and restated, the "Certificate of Designation"), the Issuer may not effect any conversion of the Class A Preferred Stock, and a holder of the Class A Preferred Stock does not have the right to convert any portion of the Class A Preferred Stock held by such holder, to the extent that, after giving effect to the attempted conversion set forth in a notice of conversion, such holder, together with such holder's affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with such holder's for purposes of Section 13(d) or Section 16 of the Act, and the applicable regulations of the SEC, including any "group" of which such holder is a member, would beneficially own a number of shares of Common Stock in excess of the Preferred Beneficial Ownership Limitation (the "Preferred Beneficial Ownership Blocker"). The "Preferred Beneficial Ownership Limitation" is 14.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder's election upon 61 days' notice to the Issuer.

Subject to the Warrant Beneficial Ownership Blocker (as defined below), the Reporting Persons may also be deemed to beneficially own shares of Common Stock issuable upon exercise of pre-funded warrants (the "Pre-Funded Warrants") to purchase (i) 202,350 shares of Common Stock held by Redmile Strategic Trading Sub, Ltd., (ii) 2,778,091 shares of Common Stock held by RedCo II Offshore SPV LLC, and (iii) 913,233 shares of Common Stock held by RedCo II Onshore SPV LLC. The Pre-Funded Warrants are exercisable at a price of $0.001 per share. Pursuant to the terms of the Pre-Funded Warrants, the Issuer shall not effect any exercise of, and a holder of a Pre-Funded Warrant shall not be entitled to exercise, the Pre-Funded Warrant held by such holder for a number of shares of Common Stock in excess of the number of shares of Common Stock which, upon giving effect or immediately prior to such exercise, would cause (x) the aggregate number of shares of Common Stock beneficially owned by such holder, such holder's affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with such holder's for purposes of Section 13(d) of the Act to exceed the Maximum Percentage (as defined below) of the total number of issued and outstanding shares of Common Stock following such exercise, or (y) the combined voting power of the securities of the Issuer beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with such holder's for purposes of Section 13(d) of the Act to exceed the Maximum Percentage of the combined voting power of all of the securities of the Issuer then outstanding following such exercise (the "Warrant Beneficial Ownership Blocker"). The "Maximum Percentage" is 14.99%, which percentage may be changed to up to 19.99% at a holder's election upon at least 61 days' notice to the Issuer.

Under the Warrant Beneficial Ownership Limitation and the Preferred Beneficial Ownership Limitation, as applicable, the maximum amount of Common Stock that could be issued to the Redmile Funds in the aggregate upon exercise of the Pre-Funded Warrants and/or conversion of the Class A Preferred Stock is 5,192,574 shares, which includes (i) the 2,778,091 shares of Common Stock that could be issued upon exercise of the Pre-Funded Warrants directly held by RedCo II SPV and (ii) the 609,655 shares of Common Stock that could be issued upon conversion on the 121,931 shares of Class A Preferred stock directly held by RedCo II SPV.

For purposes of this Schedule 13D, the percent of class for Redmile and Jeremy Green was calculated based on: (a) 116,263,459 shares of Common Stock outstanding on February 19, 2026, as disclosed in the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on February 26, 2026 (the "Form 10-K"), plus (b) 152,227 shares of Common Stock issuable upon the exercise of the Options, plus (c) 5,192,574 shares of Common Stock issuable upon either the exercise of the Pre-Funded Warrants held by the Redmile Funds, or the conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by the Redmile Funds, which due to the Warrant Beneficial Ownership Limitation and the Preferred Beneficial Ownership Limitation, as applicable, is the maximum number of shares that could be issued upon exercise of the Pre-Funded Warrants or conversion of the Class A Preferred Stock.

For purposes of this Schedule 13D, the percent of class for RedCo II SPV was calculated based on: (a) 116,263,459 shares of Common Stock outstanding on February 19, 2026, as disclosed in the Issuer's Form 10-K, plus (b) 2,778,091 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants held by RedCo II SPV, plus (c) 609,655 shares of Common Stock issuable upon the conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by RedCo II SPV.
Number of shares as to which each person has sole or shared power to vote or dispose:
Redmile Group, LLC:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 18,229,078
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 18,229,078

Jeremy C. Green:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 18,229,078
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 18,229,078

RedCo II Offshore SPV LLC:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 10,144,307
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 10,144,307

RedCo II Master Fund, L.P.:

(1) Sole Voting Power: 0
(2) Shared Voting Power: 0
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 0
Transactions in the class effected during the past sixty days: Other than the internal reorganization described in Item 3, there have been no transactions in the Issuer's securities by the reporting persons in the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On April 20, 2026, RedCo II Master ceased to be a beneficial owner of more than 5% of the Issuer's Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The paragraph under the heading "Swap Novation" is hereby added after the last paragraph in Item
6 of the Prior Schedule 13D:

Swap Novation

In connection with the internal reorganization described in Item 3, RedCo II Master novated the swap agreements to the SPVs on a pro-rata basis, for no consideration, with no change to any other terms of the swap agreement and no change in the economic exposure.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (04/22/2026)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (04/22/2026)
- RedCo II Offshore SPV LLC: /s/ Jeremy C. Green, Managing Member of Redmile Group, LLC, its manager (04/22/2026)
- RedCo II Master Fund, L.P.: /s/ Jeremy C. Green, Managing Member of RedCo II (GP), LLC, its General Partner (04/22/2026)